•	Notice of Exempt Solicitation

NAME OF REGISTRANT: Berkshire Hathaway Inc.

NAME OF PERSON RELYING ON EXEMPTION: Michael Frerichs, as Trustee of the Bright Start College Savings Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: Office of the Illinois State Treasurer, 555 W. Monroe, 14th Floor, Chicago, IL 60661

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

April 4, 2024

Dear fellow Berkshire Hathaway shareholders,

Vote FOR ITEM #3: Disclosure of GHG Emissions and Decarbonization Efforts at Berkshire Hathaway Energy

We are writing to urge Berkshire Hathaway Inc. (“BRK” or the “Company”) shareholders to vote for Item #3 on the Company’s 2024 proxy, a proposal that recommends that the Board of Directors disclose the greenhouse gas emissions (GHG) of Berkshire Hathaway Energy (“BHE”) by scope and the steps taken by BHE to meet its GHG reduction goals.

The resolved clause of the Proposal, which has been submitted by Michael W. Frerichs as Treasurer for the State of Illinois and co-filer Robeco, states:

RESOLVED: Shareholders of Berkshire Hathaway Inc. (the “Company”) request that its Board of Directors (the “Board”) disclose, in a consolidated annual report (at reasonable expense and omitting proprietary information) greenhouse gas (GHG) emissions data by scope, as well as progress towards its net-zero decarbonization goal, for Berkshire Hathaway Energy (“BHE”).

We believe consolidated, industry-standard reporting of GHG emissions are material to understanding BHE’s climate transition and progress towards its Net Zero Goals, as well as the impact that will have on its financial success in the long term. We also believe that the request of our proposal will prepare the Company to comply with recently enacted disclosure requirements, and is therefore both necessary and prudent.

Summary

It is important that the Company inform and be transparent with shareholders about the GHG emissions of BHE, which along with BNSF, represents more than 90% of the Company’s direct emissions.1 While the Company underscores that its GHG emissions – and particularly those of BHE – expose it to financial and regulatory risks that could have an adverse impact on business performance,2 the Company does not provide its shareholders with a clear accounting of its emissions aligned with globally recognized standards, peer companies, and anticipated regulatory requirements to provide a framework for assessing such risks. The Company also fails to provide shareholders with a clear and substantive account of BHE’s progress in fulfilling its stated goal to achieve net zero GHG emissions by 2050. Providing improved reporting on BHE’s emissions and decarbonization efforts would increase transparency and accountability on a material area of the business, which would ultimately serve the best interests of the Company and its shareholders. We urge you to vote in FAVOR of ITEM #3.

GHG emissions and the transition to a low-carbon economy pose material risks to Berkshire Hathaway and its operating companies, including Berkshire Hathaway Energy.

BRK owns 92% of BHE, which is a holding company that primarily consists of regulated utilities and pipeline companies.3 In BHE’s 2023 Annual Report, BHE clearly reaffirms the relevance of GHG emissions, and emission reduction regulations to its operational and financial performance. For example, in the section titled “Regulatory, Legislative, and Legal Risks”, BHE writes:

•	“New federal, regional, state and international accords, legislation, regulation, or judicial proceedings limiting GHG emissions could have a material adverse impact on the Registrants, the U.S. and the global economy. Companies and industries with higher GHG emissions, such as utilities with significant coal-fueled generating facilities, will be subject to more direct impacts and greater financial and regulatory risks.”[4]

Furthermore, BHE notes the following regarding air quality regulations: “These laws and regulations continue to be promulgated and implemented and will impact the operation of BHE's generating facilities and require them to reduce emissions at those facilities to comply with the requirements.”5

The Company’s current disclosure of BHE’s emissions is insufficient, outdated, and out-of-step with established reporting standards, peer reporting practices, and anticipated regulatory requirements.

In the opposition statement, the Company notes that BHE’s current reporting was created “utilizing the template developed collaboratively by industry, Wall Street investors and other organizations.” While we appreciate that the Company recognizes the importance of GHG emission reporting and endeavors to address previous investor feedback, the fact of the matter is that the Company and BHE’s current reporting is misaligned with current reporting standards, peer practices, and forthcoming regulatory requirements.

We believe that corporate disclosure of GHG emissions should follow the GHG Protocol methodology, which stipulates that disclosure of emissions data be provided by scope in order to enable aggregation and comparability across organizations and jurisdictions.6 This methodology is endorsed by globally recognized reporting standard-setters, including the International Financial Standards Board (IFRS)7, the Task Force on Climate-related Financial Disclosures (TCFD)8, the Carbon Disclosure Project (CDP)9, and the Science Based Targets Initiative (SBTi)10.

The GHG Protocol methodology is also integrated into both existing and forthcoming regulatory requirements and guidance,11 which are or may become relevant to the Company, including:

•	The Enhancement and Standardization of Climate-Related Disclosures for Investors Rule enacted by the United States Securities and Exchange Commission (SEC), which requires corporate emissions reporting in 2026 for large accelerated filers like BRK[12];
•	Climate Corporate Data Accountability Act (CA SB 253) adopted by the State of California, which requires corporate emissions reporting in 2026[13];
•	IFRS S2 Climate-Related Disclosures issued by the International Sustainability Standards Board (ISSB), which became effective January 1, 2024[14]; and
•	European Sustainability Reporting Standards (ESRS) mandated by the European Union Corporate Sustainability Reporting Directive (CSRD), which became effective January 1, 2024.[15]

Given the widespread adoption of the GHG Protocol methodology by standard-setters and regulatory bodies, it is no surprise that other U.S. energy companies and comparable peers disclose emissions per the methodology, including Xcel Energy,16 The Southern Company,17 Duke Energy Corporation,18 and Sempra Energy.19

BHE is a notable outlier, choosing to present emissions data by operating segments (i.e. owned generation and purchased power).20 This leaves the Company and shareholders at a disadvantage, as both are unable to accurately benchmark against peers, industry metrics, or market trends. Under the current disclosure method, such analysis and benchmarking necessitate the use of assumptions or imprecise estimations.

The Company also argues in its opposition statement that it believes that disclosure by scope is not necessary at this time. However, with the enactment of enhanced disclosure requirements—particularly from the State of California and the SEC—the Company will be required to do just that1. It behooves the Company and BHE to revisit their disclosure methodology to ensure alignment with these disclosure requirements.

In addition to providing comparability and compliance assurance, we firmly believe that standardized GHG emission reporting from BHE would assist in executing current and future disclosure and target-setting initiatives, as well as increase investor and stakeholder confidence in BHE’s risk management practices.

_____________________________

1 Pending the outcome of any current or future legal challenges

The Company’s current disclosure of BHE’s decarbonization plans and progress is significantly lacking, and out-of-step with established reporting standards, the reporting of peer companies, and anticipated regulatory requirements.

We believe BHE should provide investors with more robust and standardized reporting on its progress fulfilling its stated decarbonization goals. While we commend BHE for establishing intermediary and long-term decarbonization goals, we firmly believe that the Company should align BHE’s disclosures with TCFD recommendations, which are widely recognized as a baseline standard for climate-related disclosure. TCFD recommends, at a minimum, disclosure of the following:

•	Governance mechanisms around climate-related risks and opportunities;
•	Strategies to address climate-related risks and opportunities, as well as fulfill stated decarbonization goals;
•	Risk management systems to identify, assess and manage climate-related risks; and
•	Metrics and targets used to assess and manage relevant climate-related risks and opportunities, where such information is material.

TCFD also advises organizations to stress test the resilience of their strategy and risk management by considering a range of climate-related scenarios, including a 2°C or lower scenario.21

We believe that such information is critical to help shareholders understand whether BHE has sound governance and risk oversight mechanisms in place to protect it from potentially adverse regulatory requirements and market changes related to the energy transition, as well as to inform investors whether BHE is effectively positioned to capitalize on opportunities presented as the economy decarbonizes.

Furthermore, disclosure that addresses areas of governance, strategy, risk management, and metrics and targets would better prepare the Company for compliance with anticipated disclosure requirements, including the requirements set forth by the SEC in the Enhancement and Standardization of Climate-Related Disclosures for Investors Rule and by the State of California in both the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act.22

In its opposition statement, the Company notes that BHE “reports to investors and makes publicly available its progress in transitioning its generating fleet and investment plans in annual presentations to fixed-income investors and at the Edison Electric Institute’s Financial Conference.” While those presentations provide selective information on BHE’s efforts to reduce GHG emissions, retire coal and natural gas units, and increase investments to renewables generation and electric transmission, again, these disclosures are inconsistent and out-of-step with established reporting standards, the reporting of peer companies, and anticipated regulatory requirements. Particularly lacking is disclosure on: (1) the governance structures utilized by BHE to effectively oversee climate-related risks and opportunities and fulfill its stated strategic goals; and (2) whether or to what extent BHE undertakes scenario analysis to determine its operational and financial resilience under feasible regulatory and economic scenarios.

Numerous U.S. energy companies and peers of BHE provide disclosures that better inform shareholders and more substantively addresses such key aspects of corporate governance, strategy and risk management, including Xcel Energy,23 The Southern Company,24 and NextEra Energy.25 As such, we do not believe what is being asked of the Company is unreasonable, imprudent, or cost-prohibitive.

Conclusion

Item #3 on the proxy seeks enhanced disclosure of BHE’s GHG emissions and decarbonization efforts to better inform shareholders, and, in the view of the Proponent, contribute to the long-term success of the Company. In doing so, our proposal seeks to help the Company better align its reporting with industry standards, peers, and forthcoming disclosure mandates.

The Proposal does not seek to dictate the strategy or day-to-day operations of the Company, but rather seeks to provide shareholders with reasonable information by which they can better assess the Company’s oversight and management of material risks and opportunities.

We encourage all shareholders to vote FOR Item #3.

_________________________________________________________________________________________________________

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by the Office of the Illinois State Treasurer or the other co-filers of the proposal. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

_____________________________

1 https://berkshirehathaway.com/2023ar/2023ar.pdf, page K-27.

2 https://berkshirehathaway.com/2023ar/2023ar.pdf, page K-27; https://prdbhegtscom-cactbhecoracloud.cec.ocp.oraclecloud.com/content/published/api/v1.1/assets/CONT145F62EAD1574C4599FB9CC708A14A20/native/BHE_12312023_
Form+10-K.pdf?channelToken=43656b04884643bc9fe334ad550d375f&download=false, page 79.

3 https://berkshirehathaway.com/2023ar/2023ar.pdf, page K-45.

4 https://prdbhegtscom-cactbhecoracloud.cec.ocp.oraclecloud.com/content/published/api/v1.1/assets/CONT145F62EAD1574C4599FB9CC708A14A20/native/BHEnew_12312023_
Form+10-K.pdf?channelToken=43656b04884643bc9fe334ad550d375f&download=false, page 79.

5 https://prdbhegtscom-cactbhecoracloud.cec.ocp.oraclecloud.com/content/published/api/v1.1/assets/CONT145F62EAD1574C4599FB9CC708A14A20/native/BHE_12312023_
Form+10-K.pdf?channelToken=43656b04884643bc9fe334ad550d375f&download=false, page 63.

6https://ghgprotocol.org/standards

7 https://www.ifrs.org/news-and-events/news/2024/01/new-resource-on-emissions-reporting-using-gri-and-issb-standards.html/

8 https://www.fsb-tcfd.org/recommendations/

9 https://cdn.cdp.net/cdp-production/comfy/cms/files/files/000/008/898/original/Scoring_2023_-_short_explainer.pdf

10 https://sciencebasedtargets.org/resources/files/Getting-Started-Guide.pdf

11 https://ghgprotocol.org/blog/overview-ghg-protocol-integration-regulatory-climate-disclosure-rules

12 https://www.sec.gov/rules/2022/03/enhancement-and-standardization-climate-related-disclosures-investors

13 https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202320240SB253

14 https://www.ifrs.org/content/dam/ifrs/publications/pdf-standards-issb/english/2023/issued/part-b/issb-2023-b-ifrs-s2-climate-related-disclosures-accompanying-guidance-part-b.pdf?
bypass=on

15 https://eur-lex.europa.eu/legal-content/en/TXT/?uri=CELEX:32023R2772

16 https://investors.xcelenergy.com/files/doc_downloads/sustainability/2022/2022-sustainability-report-full-6-20-2023.pdf

17 https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/2023-cdp-climate-change-disclosure.pdf

18 https://p-cd.duke-energy.com/esg/-/media/pdfs/our-company/esg/2022-impact-report.pdf?rev=f255acd17af84ad9973df41d88ee9338&_ga=2.121043464.1810546367.1710952926-
201229462.1710952926&_gl=1*xya3z2*_ga*MjAxMjI5NDYyLjE3MTA5NTI5MjY.*_ga_HB58MJRNTY*MTcxMDk1MjkyNi4xLjAuMTcxMDk1MjkyNi4wLjAuMA..

19 https://www.sempra.com/sites/default/files/2023-10/Sempra-CDP-Climate-Change-Questionnaire-2023.pdf

20 https://www.brkenergy.com/esg-sustainability/governance

21 https://assets.bbhub.io/company/sites/60/2021/10/FINAL-2017-TCFD-Report.pdf

22 https://legiscan.com/CA/text/SB261/id/2844343

23 https://investors.xcelenergy.com/esg/default.aspx; https://www.cdp.net/en/responses/20839; https://www.xcelenergy.com/staticfiles/xe-responsive/Archive/XEL-Position-Statement-Responsible-Coal-Transition.pdf

24 https://www.southerncompany.com/sustainability/clean-energy/net-zero-transition.html; https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/2023-cdp-climate-change-disclosure.pdf; https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/Just-Transition-Report.pdf; https://investor.southerncompany.com/esg/policy-engagement-and-advocacy/default.aspx

25 https://www.nexteraenergy.com/content/dam/nee/us/en/pdf/2023_NEE_Sustainability_Report_Final.pdf; https://www.cdp.net/en/responses/6672